Exhibit 99.1

Tricon Delivers Solid Q1 2023 Results and Reiterates Full-Year Guidance

TORONTO--(BUSINESS WIRE)--May 9, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi- family rental apartments in Canada, announced today its consolidated financial results for the three months ended March 31, 2023.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the first quarter, including the following highlights:

  Net income from continuing operations was $29.4 million in Q1 2023; basic and diluted earnings per share from continuing operations were $0.10 and $0.08, respectively;
  Core funds from operations ("Core FFO") for the first quarter of 2023 was $42.2 million compared to $43.0 million in the first quarter of 2022 and Core FFO per share remained flat year-over-year at $0.14. The change in Core FFO was driven by strong Net Operating Income ("NOI") growth of 17.9% for the single-family rental portfolio that was largely offset by an increase in borrowing costs to support the expansion of the SFR portfolio and a loss of Core FFO contribution from the U.S. multi-family rental portfolio, which was sold in Q4 2022;1
  Same home NOI growth for the single-family rental portfolio in Q1 2023 was 6.2% year-over- year and same home NOI margin increased by 0.9% to 69.5%. Same home operating metrics remained strong, including occupancy of 97.3%, annualized turnover of 16.8% and blended rent growth of 7.2% (comprised of new lease rent growth of 10.3% and renewal rent growth of 6.5%);1
  The Company acquired 409 homes during the quarter at an average price of $318,000 per home (including up-front renovations) for a total acquisition cost of $130 million, of which Tricon's proportionate share was $40 million;
  Positive trends continued into the second quarter, with same home rent growth of 7.6% in April 2023, including 11.9% growth on new leases and 6.5% growth on renewals, while same home occupancy was stable at 97.2% and same home turnover remained low at 17.8%; and
  On March 10, 2023, SFR JV-HD entered into two new term loan facilities, each with a total commitment of $150 million, a term to maturity of five years, and a fixed interest rate of 5.96%. These facilities are secured by pools of 707 and 696 single-family rental properties. The loan proceeds were primarily used to pay down existing short-term floating rate debt and to fund the acquisition of new rental homes within SFR JV-HD.

"Tricon’s first quarter results represent a solid start to the year, underpinned by a continuation of supportive demand fundamentals. Housing in America has a math problem - demographics are driving demand for single-family homes from both buyers and renters; meanwhile the supply of new homes is not keeping pace,” said Gary Berman, President & CEO of Tricon. "Tricon fulfills a critical need in the market by providing working families with quality rental homes in good neighborhoods at an accessible price point, and it’s clear from our results that there is a real need for what we offer. We see this firsthand in our high volume of leasing inquiries quarter after quarter, resulting in nearly-full same home occupancy of 97.3% in Q1, consistently low annualized turnover of 16.8%, and our ability to steadily and responsibly increase rents. As we look ahead, we are cautiously optimistic that financing and acquisition conditions will become more favorable for our SFR business, enabling us to double our acquisition pace in Q2 while continuing to buy homes at blended cap rates at or above our cost of long-term financing. Although it’s still early days, we remain confident in our guidance for same home NOI growth, Core FFO and acquisitions for the year.”

Financial Highlights
For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022
Financial highlights on a consolidated basis
Net income from continuing operations, including:	$29,401	$150,124
Fair value gain on rental properties	11,894	299,572
Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.10	0.54
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.08	0.54
Net income from discontinued operations	—	13,333
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.05
Dividends per share	$0.058	$0.058
Weighted average shares outstanding - basic	273,818,466	274,064,375
Weighted average shares outstanding - diluted	310,314,809	276,763,567
Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO")	$42,156	$43,035
Adjusted funds from operations ("AFFO")	33,048	33,658
Core FFO per share(2)	0.14	0.14
AFFO per share(2)	0.11	0.11
(1)

Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(2)

Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 310,314,809 and 311,843,796, for the three months ended March 31, 2023 and March 31, 2022, respectively.

Net income from continuing operations in the first quarter of 2023 was $29.4 million compared to $150.1 million in the first quarter of 2022, and included:

  Revenue from single-family rental properties of $188.5 million compared to $138.8 million in the first quarter of 2022, driven primarily by growth of 16.3% in the single-family rental portfolio to 36,104 homes, an 8.7% year-over-year increase in average effective monthly rent (from $1,625 to $1,767) and a 1.1% increase in total portfolio occupancy to 94.9%.
  Direct operating expenses of $62.1 million compared to $45.5 million in the first quarter of 2022, driven primarily by growth in the rental portfolio, and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.
  Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $15.1 million, compared to $12.4 million in the first quarter of 2022, reflecting higher Johnson development fees and performance fees from legacy for-sale housing projects. This was partially offset by lower asset management fees and property management fees following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio in Q4 2022.
  Fair value gain on rental properties of $11.9 million compared to $299.6 million in the first quarter of 2022, attributable to a moderation in home price appreciation within the single- family rental portfolio given the current climate of higher mortgage rates and rising economic uncertainty.

Core funds from operations ("Core FFO") for the first quarter of 2023 was $42.2 million compared to $43.0 million in the first quarter of 2022. The change was driven by strong NOI growth in the SFR business that was largely offset by an increase in borrowing costs incurred to support the expansion of the SFR portfolio and a loss of NOI and fee income from the disposition of the U.S. multi-family rental portfolio; the sale of this portfolio in October 2022 generated $319.3 million of gross proceeds used to pay down debt and strengthen Tricon's balance sheet for future growth.

Adjusted funds from operations ("AFFO") for the first quarter of 2023 was $33.0 million compared to $33.6 million in the same period in the prior year. This movement in AFFO was driven by the change in Core FFO discussed above, partially offset by lower recurring capital expenditures following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the three months ended March 31
(in thousands of U.S. dollars, except percentages and homes)	2023	2022
Total rental homes managed	36,525	31,146
Total proportionate net operating income (NOI)(1)	$74,602	$63,291
Total proportionate net operating income (NOI) growth(1)	17.9%	22.6%
Same home net operating income (NOI) margin(1)	69.5%	68.6%
Same home net operating income (NOI) growth(1)	6.2%	N/A
Same home occupancy	97.3%	97.9%
Same home annualized turnover	16.8%	15.9%
Same home average quarterly rent growth - renewal	6.5%	6.2%
Same home average quarterly rent growth - new move-in	10.3%	17.4%
Same home average quarterly rent growth - blended	7.2%	8.5%
(1)

Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $74.6 million for the first quarter of 2023, an increase of $11.3 million or 17.9% compared to the same period in 2022. The higher NOI was mainly driven by a $16.2 million or 18.0% increase in rental revenues as a result of an 8.7% increase in the average monthly rent ($1,767 in Q1 2023 vs. $1,625 in Q1 2022) and 5.6% portfolio growth (Tricon's proportionate share of rental homes was 21,380 in Q1 2023 compared to 20,253 in Q1 2022). This favorable change in rental revenue was partially offset by a $5.0 million or 16.0% increase in direct operating expenses reflecting incremental costs associated with a larger portfolio of homes, higher property taxes attributable to increased assessed property values, and growth in property management costs reflecting the portfolio expansion and a tighter labor market.

Single-family rental same home NOI growth was 6.2% in the first quarter of 2023, primarily attributable to revenue growth of 4.9%, driven by a 7.4% increase in average monthly rent ($1,706 in Q1 2023 compared to $1,589 in Q1 2022), partially offset by a 60 basis point decrease in occupancy to 97.3%. This favorable growth in rental revenue was partially offset by a reduction in other revenue and a 2.0% increase in operating expenses reflecting higher property taxes and Homeowners' Association ("HOA") costs, offset primarily by lower turnover, repairs and maintenance expenses through effective cost containment efforts.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio by acquiring 409 homes during the quarter, bringing its total managed portfolio to 36,525 homes. The homes were purchased at an average cost per home of $318,000, including up-front renovations, for a total acquisition cost of $130 million, of which Tricon's share was approximately $40 million.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  In the Canadian multi-family business, The Selby's occupancy remained stable at 97.4%, supported by strong demand fundamentals. Annualized turnover rate improved to 22.4% from 23.2% year-over-year. Blended rent growth moderated to 6.6% during the quarter, in part driven by a reduction in the number of leases being renewed that had low pandemic-era rents or lease incentives in place. Overall leasing activity remained steady and new-lease rent growth remained robust;
  In Tricon's Canadian residential development portfolio, The Taylor's occupancy continued to improve, with 64% of the building leased at an average monthly rent of C$4.55 per square foot. Construction at The Ivy and Maple House (West Don Lands - Block 8) continued to progress, with first occupancy anticipated in Q3 2023. Meanwhile, the Symington project commenced construction during the quarter. Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases; and
  Tricon's investments in U.S. residential developments generated $8.7 million of distributions to the Company in Q1 2023.

Change in Net Assets

Tricon's net assets were $3.8 billion at March 31, 2023, increasing by $5 million when compared to $3.8 billion as at December 31, 2022. Tricon's book value (net assets) per common share outstanding increased by a nominal 1% to $13.96 (C$18.89) as at March 31, 2023 compared to $13.89 (C$18.81) as at December 31, 2022.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $462 million of undrawn capacity as at March 31, 2023. The Company also had approximately $142 million of unrestricted cash on hand, resulting in total liquidity of $604 million.

As at March 31, 2023, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.7 billion, reflecting a pro-rata net debt to assets ratio of 35.5%. For the three months ended March 31, 2023, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 8.2x.2

Quarterly Dividend

On May 9, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2023 to shareholders of record on June 30, 2023.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Wednesday, May 10, 2023 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 2 p.m. ET on May 10, 2023 until midnight ET, on June 10, 2023. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three months ended March 31, 2023, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s annual report filed on form 40-F. The financial information therein is presented in U.S. dollars. Shareholders have the ability to receive a hard copy of the complete audited Financial Statements free of charge upon request.

The Company has also made available on its website supplemental information for the three months ended March 31, 2023. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology- enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage; the Company's growth plans; the pace, availability and pricing of anticipated home acquisitions; anticipated rent growth, fee income and other revenue; development plans, costs and timelines; and the impact of such factors on the Company. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and economic uncertainty; developments and changes in applicable laws and regulations; and the ongoing impact and aftermath of COVID-19. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward- looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2023 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this presentation are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein (which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activity and increased management efficiencies accompanying portfolio growth; and the availability of SFR homes meeting the Company’s acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO
For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance
Net income from continuing operations attributable to Tricon's shareholders	$26,959	$149,014	$(122,055)
Fair value gain on rental properties	(11,894)	(299,572)	287,678
Fair value (gain) loss on derivative financial instruments and other liabilities	(3,109)	29,362	(32,471)
Limited partners' share of FFO adjustments	6,597	85,996	(79,399)
FFO attributable to Tricon's shareholders	$18,553	$(35,200)	$53,753
Core FFO from U.S. and Canadian multi-family rental	191	2,321	(2,130)
Income from equity-accounted investments in multi-family rental properties	(148)	(160)	12
Loss from equity-accounted investments in Canadian residential developments	577	15	562
Deferred income tax expense	1,989	44,343	(42,354)
Interest on Due to Affiliate	4,245	4,286	(41)
Amortization of deferred financing costs, discounts and lease obligations	5,113	4,042	1,071
Equity-based, non-cash and non-recurring compensation(1)	2,976	19,949	(16,973)
Other adjustments	8,660	3,439	5,221
Core FFO attributable to Tricon's shareholders	$42,156	$43,035	$(879)
Recurring capital expenditures(2)	(9,108)	(9,377)	269
AFFO attributable to Tricon's shareholders	$33,048	$33,658	$(610)
(1)

Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(2)

Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI
For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022
Net operating income (NOI), proportionate same home portfolio	$56,585	$53,272
Net operating income (NOI), proportionate non-same home	18,017	10,019
Net operating income (NOI), proportionate total portfolio	74,602	63,291
Limited partners' share of NOI(1)	51,800	29,982
Net operating income from single-family rental properties per financial statements	$126,402	$93,273
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended March 31
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance
Total revenue from rental properties	$110,870	$94,559	$16,311	17.2%
Total direct operating expenses	36,268	31,268	5,000	16.0%
Net operating income (NOI)(1)	$74,602	$63,291	$11,311	17.9%
Net operating income (NOI) margin(1)	67.3%	66.9%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended March 31 (in thousands of U.S. dollars)	2023	2022	Variance	% Variance
Total revenue from rental properties	$81,440	$77,651	$3,789	4.9%
Total direct operating expenses	24,855	24,379	476	2.0%
Net operating income (NOI)(1)	$56,585	$53,272	$3,313	6.2%
Net operating income (NOI) margin(1)	69.5%	68.6%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio A	Development portfolio B	Corporate assets and liabilities C	Tricon proportionate results D = A+B+C	IFRS reconciliation E	Consolidated results/Total D+E
Assets
Rental properties	$6,826,021	$—	$—	6,826,021	$4,755,236	$11,581,257
Equity-accounted investments in multi-family rental properties	20,914	—	—	20,914	—	20,914
Equity-accounted investments in Canadian residential developments	—	106,694	—	106,694	—	106,694
Canadian development properties	—	140,512	—	140,512	—	140,512
Investments in U.S. residential developments	—	139,752	—	139,752	—	139,752
Restricted cash	63,752	243	1,233	65,228	64,845	130,073
Goodwill, intangible and other assets	2,590	—	132,027	134,617	4,475	139,092
Deferred income tax assets	41,218	—	31,576	72,794	—	72,794
Cash	58,313	725	23,990	83,028	59,356	142,384
Other working capital items(1)	14,379	1,827	36,230	52,436	14,266	66,702
Total assets	$7,027,187	$389,753	$225,056	7,641,996	$4,898,178	$12,540,174
Liabilities
Debt	2,643,859	22,156	48,484	2,714,499	2,999,434	5,713,933
Due to Affiliate	—	—	258,179	258,179	—	258,179
Other liabilities(2)	138,743	6,923	132,185	277,851	1,898,744	2,176,595
Deferred income tax liabilities	—	—	591,950	591,950	—	591,950
Total liabilities	$2,782,602	$29,079	$1,030,798	3,842,479	$4,898,178	$8,740,657
Non-controlling interest	—	—	3,829	3,829		3,829
Net assets attributable to Tricon's shareholders	$4,244,585	$360,674	$(809,571)	3,795,688	$—	$3,795,688
Net assets per share(3)	$15.61	$1.33	$(2.98)	13.96
Net assets per share (CAD)(3)	$21.13	$1.80	$1.80	18.89
(1)	Other working capital items include amounts receivable and prepaid expenses and deposits.
(2)

Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3)	As at March 31, 2023, common shares outstanding were 271,970,163 and the USD/CAD exchange rate was 1.3533.

TOTAL AUM

	March 31, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM
Third-party AUM	$8,173,075	50.9%	$8,120,344	50.7%
Principal AUM	7,883,258	49.1%	7,882,908	49.3%
Total AUM	$16,056,333	100.0%	$16,003,252	100.0%
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre
	Total proportionate	IFRS	Consolidated
(in thousands of U.S. dollars)	results	reconciliation	results/Total
For the three months ended March 31, 2023
Net income attributable to Tricon's shareholders from continuing operations	$26,959	$—	$26,959
Interest expense	33,708	42,664	76,372
Current income tax expense	1,118	—	1,118
Deferred income tax expense	1,989	—	1,989
Amortization and depreciation expense	4,265	—	4,265
Fair value gain on rental properties	(1,418)	(10,476)	(11,894)
Fair value gain on derivative financial instruments and other liabilities	(6,988)	3,879	(3,109)
Look-through EBITDAre adjustments from non-consolidated affiliates	579	—	579
EBITDAre, consolidated	$60,212	$36,067	$96,279
Equity-based, non-cash and non-recurring compensation	2,976	—	2,976
Other adjustments(1)	6,696	(885)	5,811
Limited partners' share of EBITDAre adjustments	—	(35,182)	(35,182)
Non-controlling interest's share of EBITDAre adjustments	(196)	—	(196)
Adjusted EBITDAre	$69,688	$—	$69,688
Adjusted EBITDAre (annualized)			278,752
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated
Transaction costs	$7,933	(885)	7,048
Realized and unrealized foreign exchange loss	32	—	32
Lease payments on right-of-use assets	(1,269)	—	(1,269)
Total other adjustments	$6,696	(885)	5,811

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	March 31, 2023
Pro-rata assets of consolidated entities(1)	$7,514,388
Canadian multi-family rental properties	39,095
Canadian residential developments(2)	262,750
Pro-rata assets of non-consolidated entities	301,845
Pro-rata assets, total	$7,816,233
Pro-rata assets (net of cash), total(3)	$7,663,855
(1)

Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi- family rental properties and equity-accounted investments in Canadian residential developments.

(2)	Excludes right-of-use assets under ground leases of $34,061.
(3)	Reflects proportionate cash and restricted cash of $148,256 as well as pro-rata cash and restricted cash of non-consolidated entities of $4,122.

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	March 31, 2023
Pro-rata debt of consolidated entities	$2,714,499
Canadian multi-family rental properties	17,247
Canadian residential developments(2)	141,184
Pro-rata debt of non-consolidated entities	158,431
Pro-rata debt, total	$2,872,930
Pro-rata net debt, total(1)	$2,720,552
Pro-rata net debt to assets	35.5%
(1)	Reflects proportionate cash and restricted cash of $148,256 as well as pro-rata cash and restricted cash of non-consolidated entities of $4,122.
(2)	Excludes lease obligations under ground leases of $34,061.

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES CONSOLIDATED BALANCE SHEET TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	March 31, 2023
Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$39,095
Tricon's pro-rata share of debt	(17,247)
Tricon's pro-rata share of working capital and other	(934)
Equity-accounted investments in Canadian multi-family rental properties	20,914
Equity-accounted investments in multi-family rental properties	$20,914
Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets(1)	$262,750
Tricon's pro-rata share of debt(1)	(141,184)
Tricon's pro-rata share of working capital and other	(14,872)
Equity-accounted investments in Canadian residential developments	$106,694
(1) Excludes right-of-use assets and lease obligations under ground leases of $34,061.

PRO-RATA NET DEBT TO ADJUSTED EBITDAre
(in thousands of U.S. dollars)	March 31, 2023
Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,366,242
Canadian multi-family rental properties debt	17,247
Pro-rata debt of non-consolidated entities (stabilized properties)	17,247
Pro-rata debt (stabilized properties), total	$2,383,489
Pro-rata net debt (stabilized properties), total(2)	$2,273,212
Adjusted EBITDAre (annualized)(3)	$278,752
Pro-rata net debt to Adjusted EBITDAre (annualized)	8.2x
(1)

Excludes $22,156 of development debt directly related to the consolidated Canadian development portfolio and $326,101 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.

(2)

Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $109,953 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $324.

(3)	Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to Adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

[1]

Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

[2]

Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

For further information:

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: IR@triconresidential.com